UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

Jiya Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

47760M 102
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47760M 102		Schedule 13G
1		NAME OF REPORTING PERSON Jiya Holding Company LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,637,051 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 2,637,051 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,637,051 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.61% (1)
12		TYPE OF REPORTING PERSON OO

(1)	Interests shown includes 2,130,010 Class B Common Stock of the Issuer, which will automatically convert into shares of Class A Common Stock of the Issuer on a one-for-one basis (subject to certain adjustments for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) concurrently with or immediately following the consummation of the Issuer’s initial business combination, as described in the section entitled “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-249808) filed with the Securities and Exchange Commission on November 16, 2020. The Class B Shares have no expiration date. Excludes forward purchase shares that will only be issued, if at all, at the time of our initial business combination.

CUSIP No. 47760M 102		Schedule 13G
1		NAME OF REPORTING PERSON Srinivas Akkaraju, M.D., Ph.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,667,051 (1)(2)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 2,667,051 (1)(2)
	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,667,051 (1)(2)(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.83% (1)(2)(3)
12		TYPE OF REPORTING PERSON IN

(1)	Interests shown includes 2,160,010 Class B Common Stock of the Issuer, which will automatically convert into shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-249808) filed with the Securities and Exchange Commission on November 16, 2020.
(2)	Reflects 30,000 Class B Shares directly held by Dr. Srinivas Akkaraju, M.D., Ph.D. These Class B Shares held by Dr. Akkaraju are subject to forfeiture if Dr. Akkaraju is removed from office as a director or voluntarily resigns from his position with the Issuer at any time before the consummation of the Issuer’s initial business combination.
(3)	Reflects 2,130,010 Class B Shares held by Jiya Holding Company LLC. Jiya Holding Company LLC is wholly owned by Samsara BioCapital, L.P. Dr. Akkaraju has voting and dispositive control over the Class B Shares held by Jiya Holding Company LLC via Dr. Akkaraju’s control of Samsara BioCapital, L.P.’s general partner, Samsara BioCapital GP, LLC. Dr. Akkaraju disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Item 1(a). Name of Issuer:

Jiya Acquisition Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

628 Middlefield Road
Palo Alto, California 94301

Item 2(a). Name of Person Filing:

This statement is filed by (i) Samsara BioCapital, L.P., (ii) Samsara BioCapital GP, LLC, (iii) Dr. Srinivas Akkaraju, M.D., Ph.D., a natural person (“Dr. Akkaraju”) and (iv) Jiya Holding Company LLC (the “Sponsor” and collectively with Samsara BioCapital, L.P., Samsara BioCapital GP, LLC and Dr. Akkaraju, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

628 Middlefield Road
Palo Alto, CA 94301

Item 2(c). Citizenship:

Each of Samsara BioCapital, L.P., Samsara BioCapital GP, LLC and the Sponsor is organized under the laws of the State of Delaware. Dr. Akkaraju is a citizen of the United States of America.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

47760M 102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, Jiya Holding Company LLC held 507,041 shares of the Issuer’s Class A Common Stock and 2,130,010 shares of the Issuer’s Class B Common Stock (after giving effect to the forfeiture of 286,990 shares of Class B Common Stock), representing 19.61% of the total Class A Common Stock and Class B Common Stock issued and outstanding. The Class B Common Stock will automatically convert into shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-249808) filed with the Securities and Exchange Commission on November 16, 2020. In addition, as of December 31, 2020, Dr. Akkaraju directly held 30,000 Class B Common Stock. These shares of Class B Common Stock held by Dr. Akkaraju are subject to forfeiture if Dr. Akkaraju is removed from office as a director or voluntarily resigns from his position with the Issuer at any time before the consummation of the Issuer’s initial business combination. Jiya Holding Company LLC is wholly owned by Samsara BioCapital, L.P. Dr. Akkaraju has voting and dispositive control over the Class B Shares held by Jiya Holding Company LLC via Dr. Akkaraju’s control of Samsara BioCapital, L.P.’s general partner, Samsara BioCapital GP, LLC. As of December 13, 2020, Dr. Akkaraju had voting and dispositive control over 19.83% of the total Class A Common Stock and Class B Common Stock issued and outstanding. Dr. Akkaraju disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

JIYA HOLDING COMPANY LLC

By: Samsara BioCapital GP, LLC, its General Partner

By:	/s/ Srinivas Akkaraju, M.D., Ph.D.
Name: Srinivas Akkaraju, M.D., Ph.D.
Title: Managing General Partner

SRINIVAS AKKARAJU, M.D., PH.D.

By:	/s/ Srinivas Akkaraju, M.D., Ph.D.

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated, February 16, 2021, by and between Jiya Holding Company LLC and Srinivas Akkaraju, M.D., Ph.D.

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to the Class A Common Stock of Jiya Acquisition Corp. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2021

JIYA HOLDING COMPANY LLC

By: Samsara BioCapital GP, LLC, its General Partner

By:	/s/ Srinivas Akkaraju, M.D., Ph.D.
Name: Srinivas Akkaraju, M.D., Ph.D.
Title: Managing General Partner

SRINIVAS AKKARAJU, M.D., PH.D.

By:	/s/ Srinivas Akkaraju, M.D., Ph.D.